Exhibit (p)(6)

CODE OF ETHICS MARTIN CURRIE GROUP POLICIES AND PROCEDURES

Policy owner	Julian Ide

Consult (prior to change)	Compliance Team

Inform (of changes)	All Staff

Governance approval	Yes, if changes are material

Policy update	January 2020

This policy applies to all Martin Currie employees and to all activities they conduct under that employment. For the avoidance of doubt, for the purposes of the application of Martin Currie’s policies and procedures, including this policy and any associated procedures, any reference to ‘employee’ includes any contract employees, secondees and other temporary staff. In addition, it includes employees seconded to Legg Mason Asset Management Singapore Limited. It also includes any individual conducting any activities under Martin Currie Australia (‘MCA’), the trading name of a division of Legg Mason Asset Management Australia Limited (‘LMAMAL’).

1.	INTRODUCTION

MARTIN CURRIE GROUP POLICIES AND PROCEDURES

Martin Currie’s Code of Ethics (the “Code”) is the primary expression of the business code of conduct and ethics that apply to all employees of Martin Currie. Along with the policies in the Compliance Manual, the Code sets out the standards and responsibilities that apply to all employees. It should be read in conjunction with the Legg Mason Code of Conduct.

Scope and Application

All employees of Martin Currie must read and understand this policy.

This policy applies to all employees, including temporary employees, of Martin Currie Investment Management (“MCIM”) and Martin Currie, Inc. (“MCI”) including employees of Legg Mason Asset Management Australia Ltd (“LMAMAL”), who fall under the double-hatting agreement between MCIM and LMAMAL, those employees of LMAMAL who operate under the MCA trading name, and those employees of MCIM who have been seconded to Legg Mason Asset Management Singapore Pte. Limited (“LMAMS”) together “Martin Currie” or “the Firm”. For the avoidance of doubt, for the purposes of the application of the Firm’s Policies and Procedures, including this Policy, any reference to ‘employee’ includes any contract staff and secondees.

Certification Requirements

All officers and employees of Martin Currie must have access to the Code, and when they join must acknowledge that they have read and understood it. On an annual basis, all employees are provided with access to the current version of the Code and must certify that it has been read, understood and complied with during the period since they last certified.

Regulatory Background

This Code covers the regulatory requirements associated with personal account dealing, insider trading, hospitality and gifts, external directorships and outside business interests in all the countries in which Martin Currie operates. In practice, rather than try to comply with different sets of rules at the same time, we apply the stricter rule set across all jurisdictions.

2.	GENERAL PRINICPLES

This Code is based on the principle that Martin Currie owes a fiduciary duty to our clients when providing investment management services. This means that employees have a fundamental obligation to act in the best interests of our clients. We owe our clients a duty of undivided loyalty and utmost good faith.

Accordingly, you must avoid activities that might interfere or appear to interfere with making decisions in the best interests of clients. You must not take unfair advantage of your position. The specific provisions of the Code must be adhered to as well as its general principles. This Code does not attempt to identify all possible conflicts of interest and compliance with the specific procedures described in the Code will not shield you from liability for personal trading or other conduct that violates your fiduciary duties to clients.

You are required to report any violations of the Code immediately to the Chief Compliance Officer.

At all times you must:

•	Place the interests of clients first.

•	Not cause a client to take action, or not to take action, for your personal benefit.

•	Avoid taking inappropriate advantage of your position.

MARTIN CURRIE GROUP POLICIES AND PROCEDURES

•	Avoid any situation that might compromise, or call into question the exercise of your independent judgment.

•	Not offer or accept Gifts or Entertainment that could affect or could be perceived to affect your ability or the ability of others to act in clients’ best interests.

•	Not engage in, or help others engage in, insider trading.

•	Conduct all personal securities transactions in full compliance with this Code and the Employee Dealing Policy.

•	Conduct all business activities in relation to Martin Currie and its clients without consideration of advantage to any outside business interests that you may have.

Any questions concerning this Code should be addressed to the Chief Compliance Officer. Employees may be subject to disciplinary action under this Code, to protect the integrity and reputation of Martin Currie, even in the absence of a proven violation.

In order to ensure that employees act in the best interests of clients, Martin Currie has implemented a number of compliance policies designed to support this Code. These policies include (but are not limited to):

•	Conflicts of Interest Management

•	Treating Customers Fairly

•	Market Abuse and Insider Dealing

•	Gifts and Entertainment

•	Employee dealing

•	Anti Bribery and Corruption

•	Client Communication

3.	FIDUCIARY DUTIES

Confidentiality

You may not reveal any information relating to the investment intentions, activities or portfolios of clients or securities that are being considered for purchase or sale except to individuals who need to know that information in order to carry out their appointed roles.

Anti-Bribery

Martin Currie’s business culture is one of zero tolerance on bribery. All business activities must be carried out in accordance with the Martin Currie “Anti Bribery and Corruption Policy”. It is an offence to offer, promise, give, request, and agree to receive or accept a bribe. Anything designed to create an undue advantage or to influence the recipient into performing their function improperly would be considered a bribe. As well as monetary bribes, a bribe can be non-monetary benefits including gifts or hospitality out with normal business practices. If you are in any doubt as to whether an activity could contravene Martin Currie’s policy you should consult the Compliance team.

For more information, please see the “Anti Bribery and Corruption” policy.

Gifts and Entertainment

The giving and receiving of Gifts and Entertainment has the potential to create a conflict of interest between Martin Currie, its employees and for its clients. We need to ensure that we act with integrity when dealing with clients and third parties and take reasonable steps to ensure we do not offer, give, solicit or accept an inducement which could give rise to a conflict of interest. An inducement is defined as being something

MARTIN CURRIE GROUP POLICIES AND PROCEDURES

that helps bring about an action or desired result.

If you are in any doubt as to whether or not you may accept or offer a gift or hospitality, you should consult the Compliance team. Under no circumstances should you solicit the receipt of gifts or entertainment. Particular attention and consideration should be given to indirect payments including charitable donations.

All employees who receive or give either gifts or entertainment are required to complete a disclosure form on StarCompliance.

For more information, please see the “Gifts and Entertainment” and “Anti bribery and corruption” policies.

Undue Influence

You may not cause or attempt to cause any advisory client to purchase, sell or hold any security for the purpose of creating any personal benefit for you, or your dependants.

If you are providing investment advice or investment recommendation to a client in respect of a particular investment or transaction in circumstances in which you or a dependant stand to benefit personally from that investment or transaction being made or completed, then you must disclose that interest to the Chief Compliance Officer. In addition, if you are negotiating an external business transaction on behalf of Martin Currie, where as a result, yourself, a dependant or an outside business interest stand to benefit, then you must disclose the details of this interest to the Chief Compliance Officer. The Compliance team will record the conflict in the central Conflict Register and any authorisation will be subject to the overriding principle that such a decision is in the best interest of our client(s) and that the benefit to the person or entity recommending the transaction was merely incidental. Formal approval must be given in writing and the rationale must be clearly stated.

Service as Director on Boards outside the Group

Industry standard guidance on code of ethics issues state that investment managers should not take directorships in publicly listed companies. We do not permit employees to take on such directorships (unless in exceptional circumstances) and require pre-approval of all unlisted directorships (first by line manager then by the Compliance team via the StarCompliance system). If in exceptional circumstances, an employee does take on a directorship of a listed company, the Compliance team may require that the employee be isolated from those officers and employees who make investment decisions with respect to the securities of that entity, through an “ethical wall” or other procedures.

Further, without prior approval, employees may not provide financial advice (e.g., through service on a finance or investment committee) to a private, educational, or charitable organization (other than a trust or foundation established by that employee or an immediate family member), or enter into an agreement to be employed or to accept compensation in any form from any person or entity other than Martin Currie or one of its affiliates. Notwithstanding this, it is likely that all transactions in these issues will need to follow the employee dealing requirements.

External Business Interests

Where an employee has an external business interest, a conflict may arise between their personal interests and those of Martin Currie or of a client. The incentive and opportunity to act on a personal interest increases with the seniority of the individual. For example, a conflict may arise where a senior employee holds an external directorship of a client or a company which a Martin Currie fund invests in.

For more information, please see the “Conflicts of Interest Management” policy.

MARTIN CURRIE GROUP POLICIES AND PROCEDURES

Political Contributions to Elected Officials or Candidates of Government Entities

Martin Currie may, from time to time, seek to obtain investment management or advisory business from state and local governments located in the United States or other countries. In doing so it is important that Martin Currie manages potential conflicts of interest that may arise throughout the duration of any such relationship. This section should be read in conjunction with the Martin Currie group’s Anti Bribery and Corruption policy and other related policies.

One specific conflict of interest may be the participation in behaviour which may be deemed to be “pay to play” practices. “Pay to play” practices involve using political contributions to influence the award of investment business. For the purposes of the Policy “Government Entity” means any state or political subdivision of a state including;

•	Any agency, authority, or instrumentality of the state or political sub-division

•	A pool of assets sponsored or established by the state or political sub-division or any agency, or instrumentality thereof including, but not limited to a defined benefit plan, or a state general fund

•

Any participant-directed investment program or plan sponsored or established by a state or political sub-division or any agency, authority of instrumentality thereof, including but not limited to a qualified tuition plan, a retirement plan or any similar program or plan; and

•	Officers, agents or employees of the state or political sub-division or any agency, authority or instrumentality thereof, acting in their official capacity

To safeguard Martin Currie against reputational damage and regulatory risk, Martin Currie and its employees are strictly prohibited from participating in such practices or making contributions of any kind. A “contribution” means any gift, subscription, loan, advance or deposit of money or anything of value made for:

•	the purpose of influencing any election for federal, state or local office;

•	payment of debt incurred in connection with any such election; or

•	transition or inaugural expenses of a successful candidate for state or local office.

Furthermore, such practices are not limited to monetary gifts and extend to contributions of any ‘value’, including for example, donating Martin Currie resources such as office space, agreeing to print materials or even an individual donating time during working hours while he/she is being paid by Martin Currie.

If Martin Currie, or its employees, are approached by an elected official or candidate or asked by a client or prospective client to contribute to a political fundraising event, the Compliance team require to be notified as soon as practicable, this would include contributing your time by volunteering to hand out campaign leaflets etc. The notification is made via the ‘outside activity’ tab within the Star Compliance system.

Indirect violations of these requirements are also prohibited and as such, the “Pay to play” restrictions apply equally to your spouse or partner.

Further, such requests should be responded to in writing, noting that Martin Currie’s policies and procedures do not permit contributions to political campaigns.

US Listed Securities

Under Section 16 of the Securities Exchange Act of 1934 (the “1934 Act”). If you are a director, officer, or hold greater-than-10% of shares issued of any company that has a class of equity security listed on a US exchange, including any US closed-end fund advised or sub advised by Martin Currie, you are required to make certain filings with the SEC. In addition, you are restricted from trading within six months of obtaining such securities (except in certain specified circumstances). This is commonly known as the ‘blackout period’. It is your responsibility to determine if you are subject to Section 16 requirements and to arrange

MARTIN CURRIE GROUP POLICIES AND PROCEDURES

for appropriate filings. Please consult the Compliance team for more information.

Prohibition Against Insider Trading

As further described in the Market Abuse and Insider Dealing policy, you and your dependants are prohibited from engaging in, or helping others engage in, insider trading. Generally, the “insider trading” requirements prohibit any person (including investment advisers) from knowingly or recklessly breaching a duty owed by that person by:

•	trading while in possession of material, non-public information;

•	communicating (“tipping”) such information to others;

•	recommending the purchase or sale of securities on the basis of such information; or

•	providing substantial assistance to someone who is engaged in any of the above activities.

This means that if you trade in a particular security or issuer at a time when you know, or should know that you are, in possession of material non-public information (“MNPI”) about the issuer or security, you may be deemed to have violated the insider trading laws. Martin Currie does not have Chinese walls in place to prevent the flow of information, when one employee is in possession of MNPI, all employees are also deemed to be in possession of MNPI. Therefore, Martin Currie as a whole could also be deemed to have violated the insider trading laws.

Information is considered to be material if there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions or if it could reasonably be expected to affect the price of a company’s securities. (Note: The information need not be so important that it would have changed the investor’s decision to buy or sell.)

Non-public information that should be considered material includes, but is not limited to:

•	changes in dividend policies;

•	earnings estimates;

•	changes in previously released earnings estimates;

•	significant merger or acquisition proposals or agreements;

•	major litigation;

•	liquidity problems and significant new products; and

•	information concerning new or amended services or contracts.

Material information can also relate to events or circumstances affecting the market for a company’s securities such as;

•	information that a brokerage house is about to issue a stock recommendation; or

•	knowledge about a forthcoming newspaper column that will contain information that is expected to affect the market price of a security.

Information is considered non public until such time as it has been published in a manner making it available to investors generally (e.g. through national business and financial news wire services and/or stock exchange announcements).

Restricted List

In accordance with the Market Abuse and Insider Dealing policy, if you obtain MNPI about an investment, you must take action to prohibit Martin Currie, its employees and their dependants from dealing. This is achieved by sending an email to the compliance helpdesk (compliancehelpdesk@martincurrie.com) to advise compliance that you are now an “insider” in the company. On the back of your email, a member of the Compliance team will add the company to the restricted list maintained on the trading and compliance

MARTIN CURRIE GROUP POLICIES AND PROCEDURES

systems. If you are in any doubt as to whether the information you have obtained is MNPI, you should contact the Compliance team. The companies on the restricted list must not be discussed with any other person (inside or outside Martin Currie) without the prior consent of the Compliance team.

When a company is placed on the restricted list, clients, employees and their dependants are prohibited from trading in the company’s shares until that company is removed from the restricted list.

Sanctions

Insider trading violations may result in severe sanctions being imposed on the individual(s) involved and on Martin Currie. In the US these could involve administrative sanctions by the SEC, such as being barred from employment in the securities industry, SEC suits for disgorgement and civil penalties of, in the aggregate, up to three times the profits gained or losses avoided by the trading, private damage suits brought by persons who traded in the market at about the same time as the person who traded on inside information, and criminal prosecution which could result in substantial fines and jail sentences.

In the UK, the sanctions imposed by the FCA include fining both individuals and firms for breaching insider trading rules, as well as banning individuals from performing particular regulatory functions.

In Australia, contraventions of the market integrity rules will give rise to a contravention of a civil penalty provision. Section 798K enables the regulations to provide for a person who is alleged to have contravened that provision to, as an alternative to civil proceedings, pay a penalty or enter into an enforceable undertaking among other things.

Even in the absence of legal or regulatory action, failure to comply with this Code may result in termination of your employment and referral to the appropriate authorities.

4.	RECORD KEEPING

Martin Currie is required to maintain the following records in respect of the Code:

Record	Location and timeframe
A copy of each version of the Code which has been in effect during the previous five years	An easily accessible place for five* years after the last date they were in effect, the first two years within the Edinburgh office.

Any violations of the Code and of any action taken as a result	An easily accessible place for at least five* years after the end of the fiscal year in which the violation occurs, the first two years within the Edinburgh office.

Copies of employees’ acknowledgement of receipt of the code.	An easily accessible place for five* years from the date the access person ceases to be employed, the first two years within the Edinburgh office

Various records and registers of the activities undertaken and any mitigating actions (for example the registers of PA dealing, conflicts and gifts)	At least five* years after the end of the fiscal year in which the entry into the register was made. For the first two years within the Edinburgh office.

MARTIN CURRIE GROUP POLICIES AND PROCEDURES

Details of all persons subject to the Code	An easily accessible place for five* years after the access person ceased to be employed, for the first two years within the Edinburgh office.

*	Australian requirement is to keep financial records for seven years from the time of creation.

MARTIN CURRIE GROUP POLICIES AND PROCEDURES

Version control:

Review date	Author(s)	Approver	Actions
January 2014	GLRC

July 2014	GLRC

July 2015	GLRC		Annual review

June 2016	GLRC		Annual review

February 2018	Joanna Mackay, Michelle Cleeve	n/a	Incorporate Australian requirements and annual review

May 2019	Michelle Cleeve	n/a	Annual review

January 2020	Joanna Nolan	n/a	Updated to remove Business Owner and to reflect changes to role titles within the business.